Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

September 22, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Advanced Cell Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 10, 2014
File No. 000-50295

Dear Mr. Riedler:

This letter is submitted on behalf of Advanced Cell Technology, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter to Edward Myles dated September 18, 2014 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed September 10, 2014 (the “Preliminary Proxy Statement”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Actions to Be Taken at the Meeting

Proposal 2—Amendment to Certificate of Incorporation to Increase Authorized Common Stock, page 40

1.	We note your proposal to shareholders to approve an amendment to the certificate of incorporation to increase the amount of authorized common shares from 37,500,000 to 60,000,000, resulting in additional authorized but unissued shares that may be issued by your Board of Directors in its discretion. Please also disclose whether you currently have, or do not have, any specific plans with respect to these additional authorized but unissued shares. If such plans exist, please disclose all material information.

RESPONSE:

In response to the Staff’s comment, please see the proposed revisions to Page 40 of the Preliminary Proxy Statement, attached in blacklined format as Exhibit A to this letter, clarifying that the Company does not have any specific plans with respect to the potential increased number of authorized shares. The Company intends to include this revised disclosure in the Definitive Proxy Statement on Schedule 14A it plans to filing in preparation for its upcoming annual meeting, pending any further discussion with the Commission if necessary.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1447.

Sincerely,

/s/ William D. Collins

William D. Collins, Esq.

cc:	Paul Wotton, Chief Executive Officer, Advanced Cell Technology, Inc.
Edward Myles, Chief Financial Officer, Advanced Cell Technology, Inc.
Mitchell S. Bloom, Esq. Goodwin Procter LLP

Exhibit A

Proposed Revisions to Page 40 of Preliminary Proxy Statement

AMENDMENT TO CERTIFICATE OF INCORPORATION

TO INCREASE AUTHORIZED COMMON STOCK

On September 8, 2014, our Board approved an amendment to our Certificate of Incorporation to increase the authorized number of shares of Common Stock from 37,500,000 to 60,000,000 shares, subject to stockholder approval at the Annual Meeting, which the Board is recommending to the stockholders for approval. The additional shares of Common Stock to be authorized by adoption of the amendment would have rights identical to the currently outstanding shares of Common Stock. Adoption of the amendment would not affect the rights of the holders of currently outstanding Common Stock, except to the extent additional shares are actually issued, which may have certain effects, including dilution of the earnings per share and voting rights of current holders of Common Stock.  If the amendment is adopted, it will become effective upon filing of the certificate of amendment with the Office of the Secretary of State of the State of Delaware.  If the amendment is adopted, the certificate of amendment giving effect to the amendment will be filed as soon as practicable.

On September 8, 2014, 34,336,107 shares of Common Stock were outstanding and 1,629,713 were reserved for options, warrants, employee equity plans and other purposes.  Upon the approval of this Proposal 2, there would be approximately 24,034,180 authorized and unreserved shares available for issuance.

The Company’s Certificate of Incorporation, as amended from time to time, currently also authorizes the issuance of fifty million shares of preferred stock. The proposed amendment to the certificate of incorporation, as amended, would not change the authorized number of shares of preferred stock.

The Board reserves the right, notwithstanding shareholder approval and without further action by shareholders, to elect not to proceed with the increase in the authorized shares of Common Stock if the Board determines that the increase in the authorized shares of Common Stock is no longer in the best interests of the Company and its shareholders.

Text of the Amendment

The increase in authorized shares of Common Stock will be implemented by filing a Certificate of Amendment to the Company’s Certificate of Incorporation with the Secretary of State of the State of Delaware, in the form of Appendix A hereto, and the increase in the authorized shares of Common Stock will become effective on the date of the filing of the Certificate of Amendment. We propose to amend the Section 1 of Article V of the certificate of incorporation so that it would read in its entirety as follows:

“Section 1. Number of Authorized Shares. The total number of shares of stock which the Corporation shall have the authority to issue shall be One Hundred Ten Million (110,000,000) shares. The Corporation shall be authorized to issue two classes of shares of stock, designated “Common Stock” and “Preferred Stock.” The Corporation shall be authorized to issue Sixty Million (60,000,000) shares of Common Stock, each share to have a par value of $.001 per share, and Fifty Million (50,000,000) shares of Preferred Stock, each share to have a par value of $.001 per share.”

The only changes that would be made to Section 1 of Article V, as currently in effect, would be to increase the total number of shares of Common Stock that we may issue from 37,500,000 to 60,000,000 and to reflect a corresponding increase in the aggregate number of shares of capital stock of all classes that may be issued from 87,500,000 to 110,000,000.

Purpose of the Amendment

The approval of the amendment to the certificate of incorporation to increase the authorized shares of Common Stock is important for the ongoing business of the Company.  Without additional authorized shares of Common Stock, (i) the Company may not be able to raise additional financing which is needed to fund our ongoing clinical and research programs, (ii) the Company may not be able to attract and retain key employees, officers and directors, and (iii) the Company may not be able to exercise its right to sell shares to Lincoln Park Capital Fund LLC if and as necessary to fund on-going operations. The rights and obligations of the Company include, as of September 8, 2014, up to 1,541,759 shares of Common Stock issuable by the Company under its previously-disclosed Purchase Agreement with Lincoln Park Capital Fund LLC dated June 27, 2014 (the “Lincoln Park Agreement”) and approximately 1,116,756 shares of Common Stock issuable by the Company upon the exercise of outstanding warrants and vested options.    The increase in the number of authorized shares of Common Stock may be available for our Board to issue in future financings, to provide equity incentive to employees, officers and directors and for other general corporate purposes, ~~although~~and we intend to use the additional shares of Common Stock that will be available to undertake any such issuances. Other than the Lincoln Park Agreement, we have no ~~agreements or understandings with respect to any~~ specific ~~issuances~~plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of Common Stock subsequent to this proposed increase in the number of authorized shares at this time, and we have not allocated any specific portion of the proposed increase in the authorized number of shares to any particular purpose.  The Company is therefore requesting its stockholders approve this proposal to amend its Certificate of Incorporation to increase the authorized shares of Common Stock.